Exhibit 99.4

PRESS RELEASE

Sanofi Appoints Robert Castaigne as Audit Committee Chairman

Paris — March 6, 2015 — Sanofi today announced the appointment of Robert Castaigne as Chairman of its Audit Committee. Mr. Castaigne succeeds Dr. Klaus Pohle who has chaired Sanofi’s Audit Committee since 2004. This appointment is effective as of the Sanofi Board of Directors meeting on March 3, 2015.

Dr. Pohle remains a member of the Sanofi Board of Directors.

Mr. Castaigne holds a degree from Ecole Centrale de Lille and Ecole Nationale Supérieure du Pétrole et des Moteurs and holds a Doctorate in economics. He also has held various positions at the Total group including Chief Financial Officer and was a member of the Executive Committee. He has been a member of the Sanofi Board of Directors since 2000 and a member of its Audit Committee since 2008.

Serge Weinberg, Chairman and Chief Executive Officer, Sanofi said, “I thank Dr. Pohle for his 11 years of dedicated service as Sanofi’s Audit Committee Chairman. Mr. Castaigne’s appointment as Chairman continues Sanofi’s commitment to a strong and engaged Audit Committee.”

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts :

Sanofi Media Relations	Sanofi Investor Relations
Laurence Bollack	Sébastien Martel
Tel.: + 33 (0) 1 53 77 46 46	Tel.: + 33 (0) 1 53 77 45 45
laurence.bollack@sanofi.com	ir@sanofi.com